PROSPECTUS SUPPLEMENT NO. 4 (to prospectus dated April 20, 2022)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-262201

AdTheorent Holding Company, Inc.

Up to 76,713,193 Shares of Common Stock

Up to 15,973,904 Shares of Common Stock Issuable Upon the Exercise of Warrants

Up to 5,432,237 Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated April 20, 2022 (the “Prospectus”), related to which consists of (i) up to 10,541,667 shares of Common Stock issuable upon the exercise of 10,541,667 warrants (the “Public Warrants”) originally issued in the initial public offering of MCAP Acquisition Corporation, a Delaware corporation (“MCAP”), by the holders thereof, and (ii) up to 5,432,237 shares of Common Stock issuable upon the exercise of 5,432,237 warrants (the “Private Warrants” and, together with the Public Warrants, the “Warrants”) originally issued in a private placement in connection with the initial public offering of MCAP with the information contained in our Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (“SEC”) on November 10, 2022 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

AdTheorent Holding Company, Inc.’s Common Stock is quoted on The Nasdaq Capital Market LLC (“Nasdaq”) under the symbol, “ADTH”. On November 9, 2022, the closing price of our Common Stock was $2.22.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number: 001-40116

AdTheorent Holding Company, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	85-3978415
( State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
330 Hudson Street, 13th Floor New York, New York	10013
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 804-1359

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	ADTH	The Nasdaq Stock Market
Warrants to purchase common stock	ADTHW	The Nasdaq Stock Market

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer	☐	Accelerated filer	☐
Non-Accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 7, 2022, the registrant had 86,902,337 shares of common stock outstanding.

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited).

ADTHEORENT HOLDING COMPANY, INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(unaudited)

	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	$67,842	$100,093
Accounts receivable, net	42,593	55,936
Income tax recoverable	99	95
Prepaid expenses	4,179	3,801
Total current assets	114,713	159,925
Property and equipment, net	572	409
Operating lease right-of-use assets	5,992	—
Investment in SymetryML Holdings	812	—
Customer relationships, net	5,594	8,986
Other intangible assets, net	6,804	7,608
Goodwill	34,842	35,778
Deferred income taxes, net	5,889	434
Other assets	369	402
Total assets	$175,587	$213,542

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$8,479	$12,382
Accrued compensation	4,415	10,530
Accrued expenses	3,361	4,664
Operating lease liabilities, current	1,270	—
Total current liabilities	17,525	27,576
Revolver borrowings	—	39,017
SAFE Notes	—	2,950
Warrants	3,905	12,166
Seller's Earn-Out	2,417	18,081
Operating lease liabilities, non-current	6,518	—
Deferred rent	—	1,869
Total liabilities	30,365	101,659
Stockholders’ equity
Preferred Stock, $0.0001 per share, 20,000,000 shares authorized, no shares issued and outstanding as of September 30, 2022 and December 31, 2021	—	—
Common Stock, $0.0001 par value, 350,000,000 shares authorized; 86,691,430 and 85,743,994 shares issued and outstanding as of September 30, 2022 and December 31, 2021	9	9
Additional paid-in capital	80,939	70,778
Retained earnings	64,274	42,512
Total stockholders’ equity attributable to AdTheorent Holding Company, Inc.	145,222	113,299
Noncontrolling interests in consolidated subsidiaries	—	(1,416)
Total stockholders' equity	145,222	111,883
Total liabilities and stockholders’ equity	$175,587	$213,542

See accompanying notes to condensed consolidated financial statements.

ADTHEORENT HOLDING COMPANY, INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$37,584	$39,534	$114,301	$110,368
Operating expenses:
Platform operations	19,581	19,217	58,207	52,368
Sales and marketing	11,127	9,209	32,540	25,689
Technology and development	3,955	2,913	12,393	8,046
General and administrative	4,729	3,073	15,433	13,187
Total operating expenses	39,392	34,412	118,573	99,290
(Loss) income from operations	(1,808)	5,122	(4,272)	11,078
Interest income (expense), net	97	(598)	(59)	(1,808)
Gain on change in fair value of Seller's Earn-Out	2,901	—	15,664	—
Gain on change in fair value of warrants	5,674	—	8,261	—
Gain on deconsolidation of SymetryML	—	—	1,939	—
Loss on change in fair value of SAFE Notes	—	—	(788)	—
Loss on fair value of investment in SymetryML Holdings	(39)	—	(49)	—
Other (expense) income, net	(5)	—	(24)	20
Total other income (expense), net	8,628	(598)	24,944	(1,788)
Net income before (provision) benefit for income taxes	6,820	4,524	20,672	9,290
(Provision) benefit for income taxes	(1,095)	(1,569)	540	(3,141)
Net income	$5,725	$2,955	$21,212	$6,149
Less: Net loss attributable to noncontrolling interest	—	198	550	539
Net income attributable to AdTheorent Holding Company, Inc.	$5,725	$3,153	$21,762	$6,688
Earnings per share:
Basic	$0.07	$0.05	$0.25	$0.11
Diluted	$0.06	$0.05	$0.23	$0.10
Weighted-average common shares outstanding:
Basic	86,492,025	59,882,523	86,003,514	59,882,523
Diluted	92,122,421	66,971,147	92,885,851	64,795,030

See accompanying notes to condensed consolidated financial statements.

ADTHEORENT HOLDING COMPANY, INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY

(in thousands, except for number of shares)

(unaudited)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Noncontrolling Interests	Total Stockholders' Equity
December 31, 2021	85,743,994	$9	$70,778	$42,512	$(1,416)	111,883
Equity-based compensation	—	—	1,988	—	—	1,988
Seller's Earn-Out equity-based compensation	—	—	492	—	—	492
Conversion of SAFE Notes into SymetryML preferred stock	—	—	—	—	3,938	3,938
SymetryML preferred stock issuance	—	—	—	—	400	400
Deconsolidation of SymetryML Holdings	—	—	—	—	(2,372)	(2,372)
Net loss	—	—	—	(41,740)	(550)	(42,290)
March 31, 2022	85,743,994	$9	$73,258	$772	$—	$74,039
Equity-based compensation	—	—	3,856	—	—	3,856
Seller's Earn-Out equity-based compensation	—	—	499	—	—	499
Exercises of options	355,629	—	183	—	—	183
Exercises of warrants	10	—	—	—	—	—
Transaction cost adjustment			55			55
Net income	—	—	—	57,777	—	57,777
June 30, 2022	86,099,633	$9	$77,851	$58,549	$—	$136,409
Equity-based compensation	—	—	2,783	—	—	2,783
Seller's Earn-Out equity-based compensation	—	—	373	—	—	373
Exercises of options	244,922	—	163	—	—	163
Vesting of restricted stock, net of shares withheld for taxes	346,875	—	(231)			(231)
Net income	—	—	—	5,725	—	5,725
September 30, 2022	86,691,430	$9	$80,939	$64,274	$—	$145,222

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Noncontrolling Interests	Total Stockholders' Equity
December 31, 2020	59,853,276	$6	$45,584	$16,309	$(632)	61,267
Equity-based compensation	—	—	164	—	—	164
Exercises of options	20,645	—	10	—	—	10
Net income (loss)	—	—	—	2,003	(170)	1,833
March 31, 2021	59,873,921	$6	$45,758	$18,312	$(802)	$63,274
Equity-based compensation	—	—	108	—	—	108
Exercises of options	8,602	—	8	—	—	8
Net income (loss)	—	—	—	1,532	(171)	1,361
June 30, 2021	59,882,523	$6	$45,874	$19,844	$(973)	$64,751
Equity-based compensation	—	—	110	—	—	110
Net income (loss)	—	—	—	3,153	(198)	2,955
September 30, 2021	59,882,523	$6	$45,984	$22,997	$(1,171)	$67,816

See accompanying notes to condensed consolidated financial statements.

ADTHEORENT HOLDING COMPANY, INC AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	Nine Months Ended September 30,
	2022	2021
Cash flows from operating activities
Net income	$21,212	$6,149
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for bad debt	240	8
Amortization expense	5,872	6,247
Depreciation expense	143	107
Amortization of debt issuance costs	42	118
Gain on change in fair value of Seller's Earn-Out	(15,664)	—
Gain on change in fair value of warrants	(8,261)	—
Gain on deconsolidation of SymetryML	(1,939)	—
Loss on change in fair value of SAFE Notes	788	—
Loss on fair value of investment in SymetryML Holdings	49	—
Deferred tax benefit	(5,455)	(1,598)
Equity-based compensation	8,627	382
Seller's Earn-Out equity-based compensation	1,364	—
Changes in operating assets and liabilities:
Accounts receivable	13,103	8,121
Income taxes recoverable	(4)	86
Prepaid expenses and other assets	337	(986)
Accounts payable	(3,911)	(4,291)
Accrued expenses and other liabilities	(8,104)	(6,058)
Net cash provided by operating activities	8,439	8,285
Cash flows from investing activities
Capitalized software development costs	(2,008)	(1,588)
Purchase of property and equipment	(311)	(143)
Decrease in cash from deconsolidation of SymetryML	(69)	—
Net cash used in investing activities	(2,388)	(1,731)
Cash flows from financing activities
Cash received for exercised options	346	18
Payment of revolver borrowings	(39,017)	—
Proceeds from SAFE Notes	200	1,225
Proceeds from SymetryML preferred stock issuance	400	—
Payment of term loan	—	(1,819)
Taxes paid related to net settlement of restricted stock awards	(231)	—
Net cash used in financing activities	(38,302)	(576)
Net (decrease) increase in cash and cash equivalents	(32,251)	5,978
Cash, cash equivalents and restricted cash at beginning of period	100,093	16,767
Cash, cash equivalents and restricted cash at end of period	$67,842	$22,745
Cash and cash equivalents	67,842	22,640
Restricted cash	—	105
Cash, cash equivalents and restricted cash at end of period	$67,842	$22,745
Supplemental disclosure of cash flow information
Increase in lease liabilities from obtaining right-of-use assets - ASC 842 adoption	$8,376	$—
Increase in lease liabilities from obtaining right-of-use assets	$214	$—
Non-cash investing and financial activities
Capitalized software and property and equipment, net included in accounts payable	$56	$9

See accompanying notes to condensed consolidated financial statements.

ADTHEORENT HOLDING COMPANY, INC AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except shares/units and per share/unit data)

(unaudited)

1.
DESCRIPTION OF BUSINESS

AdTheorent Holding Company Inc. and its subsidiaries (the “Company”, “AdTheorent”), is a digital media platform which focuses on performance-first, privacy-forward methods to execute programmatic digital advertising campaigns, serving both advertising agency and brand customers. The Company uses machine learning and advanced data science to organize, analyze and operationalize non-sensitive data to deliver real-world value for customers. Central to its ad-targeting and campaign optimization methods, the Company builds custom machine learning models for each campaign using historic and real-time data to predict future consumer conversion actions for every digital ad impression. The Company’s machine learning models are customized for every campaign and the platform “learns” over the course of each campaign as it processes more data related to post media view conversion experience. AdTheorent is a Delaware corporation headquartered in New York, New York.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the operations of the Company. All intercompany transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited Condensed Consolidated Financial Statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the Company's financial position as of September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021. The Condensed Consolidated Balance Sheet as of December 31, 2021, has been derived from the Company's audited consolidated financial statements as of that date. The Condensed Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, which include a complete set of footnote disclosures, including the Company's significant accounting policies. The results for interim periods are not necessarily indicative of the results that may be expected for a full fiscal year or for any other future period.

Retroactive Application of Recapitalization

As discussed in Note 3 – Business Combination included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, the business combination that occurred on December 22, 2021 (“Business Combination”) was accounted for as a reverse recapitalization ("Reverse Recapitalization") of equity structure, whereby at the closing of the Business Combination, the outstanding Class A, B and C units of AdTheorent Holding Company, LLC, a Delaware limited liability company (“Legacy AdTheorent”) and the outstanding stock options and Restricted Interest Units of Legacy AdTheorent were exchanged for the Company’s Common Stock and equity awards using a ratio (“Exchange Ratio”) of 1.376 and 1.563, respectively. Accordingly, pursuant to GAAP, the Condensed Consolidated Financial Statements and the related notes have been recast and are presented on an if-converted basis using the respective Exchange Ratio. In addition, the Exchange Ratio is utilized for calculating earnings per share in all prior periods presented.

Summary of Significant Accounting Policies

There have been no material changes in the Company's significant accounting policies during the nine months ended September 30, 2022, as compared to the significant accounting policies described in Note 2 to the Consolidated Financial Statements for the year ended December 31, 2021, except as detailed below.

Leases

The Company adopted Accounting Standards Codification ("ASC") Topic 842, Leases (“ASC 842”) on January 1, 2022 using the cumulative effect transition method for leases in existence as of the date of adoption. The reported results for 2022 reflect the application of ASC 842 guidance while the reported results for 2021 were prepared under the previous guidance of

ASC 840, Leases (“ASC 840”). The adoption of ASC 842 represents a change in accounting principle that recognizes right-of-use (“ROU”) assets and lease liabilities arising from all leases based on the present value of future minimum lease payments over the lease term. Consistent with ASC 840, lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Company’s adoption of ASC 842 had no impact on the Condensed Consolidated Statements of Operations or the Condensed Consolidated Statement of Cash Flows.

The Company elected the package of practical expedients permitted under the transition guidance within ASC 842, which allows for the following: (i) to carry forward the historical lease classification, (ii) not to reassess whether any existing contract contains a lease and (iii) not to reassess initial direct costs for existing leases.

The Company categorizes leases at their inception as either operating or finance leases. Operating leases are classified as non-current operating lease right-of-use assets and current and non-current operating lease liabilities on the Condensed Consolidated Balance Sheet. The Company did not have any finance leases upon adoption on January 1, 2022 or as of September 30, 2022.

Adoption of ASC 842 resulted in the recognition of operating right-of-use assets of $6,507, along with associated operating lease liabilities of $8,376 as of January 1, 2022. The difference between the operating lease ROU assets and total operating lease liabilities is the reclassification of previously recognized deferred rent liabilities against operating lease ROU assets. The adoption of ASC 842 did not result in an adjustment to retained earnings and it did not impact the Company's deferred tax assets or liabilities.

The Company’s operating leases are primarily for real property in support of its business operations. Although the Company's leases may contain renewal options, the Company is generally not reasonably certain to exercise these options at the commencement date. Accordingly, renewal options are generally not included in the lease term for determining the ROU asset and lease liability at commencement.

The Company has elected to account for lease components and non-lease components as a single lease component. Payments to lessors for reimbursement of real estate taxes, common area maintenance costs or insurance as applicable are generally variable in nature and are also expensed as incurred as variable lease costs and not included in the right-of-use assets or lease liabilities.

Variable lease payment amounts that cannot be determined at lease commencement such as increases in lease payments based on changes in index rates or usage, are not included in the right-of-use assets or liabilities. Such variable payments are expensed as incurred.

Discount rates are determined based on the Company’s incremental borrowing rate as the Company’s leases generally do not provide an implicit rate.

See Note 19 – Leases for further details.

Fair Value Option Investments

The fair value option provides an option to elect fair value as an alternative measurement for selected financial instruments. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument-by-instrument basis and must be applied to an entire instrument and is irrevocable once elected. The Company has investments in the common stock of SymetryML Holdings, LLC (“SymetryML Holdings”) for which it has the ability to exercise significant influence. The Company has made an irrevocable election to account for those investments at fair value. Estimating the fair values of these investments requires significant judgment regarding of the assumptions that market participants would use in pricing those assets.

See Note 18 – SymetryML and SymetryML Holdings for further details.

Liquidity

As of September 30, 2022, the Company had cash of $67,842 and working capital, consisting of current assets, less current liabilities, of $97,188. The Company believes its existing cash and cash flow from operations will be sufficient to meet the Company’s working capital requirements for at least the next 12 months.

Emerging Growth Company

From time to time, new accounting pronouncements, or Accounting Standard Updates (“ASU”) are issued by the Financial Accounting Standards Board ("FASB"), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position or results of operations upon adoption.

The Company is an emerging growth company (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) and may take advantage of reduced reporting requirements that are otherwise applicable to public companies. Section 107 of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with those standards. This means that when a standard is issued or revised and it has different application dates for public and nonpublic companies, the Company has the option to adopt the new or revised standard at the time nonpublic companies adopt the new or revised standard and can do so until such time that the Company either (i) irrevocably elects to “opt out” of such extended transition period or (ii) no longer qualifies as an emerging growth company. The Company has elected to use the extended transition period for complying with new or revised accounting standards unless the Company otherwise early adopts select standards.

Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

ASU No. 2016-02, Leases (Topic 842)

In February 2016, the FASB issued ASC 842, which sets out the principles for the recognition, measurement, and presentation of all leases on the balance sheet as well as provides for additional lease disclosure requirements. The Company adopted ASC 842 on January 1, 2022 using the cumulative effect transition method for leases in existence as of the date of adoption. See above for the Company's accounting policy for leases under ASC 842 and the impact from adoption.

ASU No. 2020-04, Reference Rate Reform (Topic 848)

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848) (“ASU 2020-04”), subsequently clarified in January 2021 by ASU No. 2021-01, Reference Rate Reform (Topic 848) (“ASU 2021-01”). The main provisions of this update provide optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference the London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued because of reference rate reform. The guidance in ASU 2020-04 and ASU 2021-01 was effective upon issuance and, once adopted, may be applied prospectively to contract modifications and hedging relationships through December 31, 2022. The Company adopted ASU 2020-04 on January 1, 2022. The adoption did not have a material effect on the Company's Condensed Consolidated Financial Statements.

Accounting Pronouncements Issued Not Yet Adopted

ASU No. 2019-12, Income Taxes – Simplifying the Accounting for Income Taxes (Topic 740)

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) (“ASU 2019-12”), which is part of the FASB’s overall simplification initiative to reduce the costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. ASU 2019-12 simplifies accounting guidance for intra-period allocations, deferred tax liabilities, year-to-date losses in interim periods, franchise taxes, step-up in tax basis of goodwill, separate entity financial statements, and interim recognition of tax laws or rate changes. ASU 2019-12 is effective for emerging growth companies following private company adoption dates in fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the new guidance and does not believe it will have a material impact on the Condensed Consolidated Financial Statements.

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires entities to estimate all expected credit losses for certain types of financial instruments, including trade receivables, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The updated guidance also expands the disclosure requirements to enable users of financial statements to understand the entity’s assumptions, models and methods for estimating expected credit losses over the entire contractual term of the instrument from the date of initial recognition of that instrument. ASU

2016-13, as subsequently amended for various technical issues, is effective for emerging growth companies following private company adoption dates for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted. The Company is currently evaluating the new guidance and does not believe it will have a material impact on the Condensed Consolidated Financial Statements.

3.
REVENUE RECOGNITION

ASC 606, Revenue from Contracts with Customers

Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the Company expects to receive in exchange for those goods or services. The Company measures revenue based on the consideration specified in the customer arrangement, and revenue is recognized when the performance obligations in the customer arrangement are satisfied. The transaction price of a contract is allocated to each distinct performance obligation and recognized as revenue when or as the customer receives the benefit of the performance obligation.

The Company’s revenue streams include Managed Programmatic revenue and Direct Access revenue. Direct Access revenue is new to the market and not yet material to the Company from a financial reporting perspective.

The Company has elected to expense the costs to obtain or fulfill a contract as incurred because the amortization period of the asset that the Company otherwise would have recognized is one year or less. Therefore, there were no contract cost assets recognized as of September 30, 2022 or December 31, 2021.

The Company has elected not to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period for performance obligations with a remaining performance obligation that is part of a contract that has an original expected duration of one year or less.

Contract assets and contract liabilities related to the Company’s revenue streams were not significant to accompanying Condensed Consolidated Financial Statements.

4.
ACCOUNTS RECEIVABLE, Net

Accounts receivable, net consisted of the following:

	September 30,	December 31,
	2022	2021
Accounts receivables	43,095	56,180
Other receivables	103	121
	43,198	56,301
Less: allowance for doubtful accounts	(605)	(365)
Accounts receivable, net	42,593	55,936

The provision for bad debt expense on accounts receivable was $68 and $7 for the three months ended September 30, 2022 and 2021, respectively, and $240 and $8 for the nine months ended September 30, 2022 and 2021, respectively.

The following table presents changes in the allowance for doubtful accounts:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Beginning balance	$537	$448	$365	$457
Reserve for doubtful accounts	68	99	246	188
Write-offs, net of recoveries	—	(188)	(6)	(286)
Ending balance	$605	$359	$605	$359

5.
PREPAID EXPENSES

Prepaid expenses consisted of the following:

	September 30,	December 31,
	2022	2021
Income taxes	$1,528	$2,683
Platform operations	963	222
Insurance	755	62
Sales and marketing	427	62
Other	506	772
Total	$4,179	$3,801

6.
PROPERTY AND EQUIPMENT, Net

Property and Equipment, net consisted of the following:

	September 30,	December 31,
	2022	2021
Computers and equipment	$975	$798
Less: accumulated depreciation	(403)	(389)
Total	$572	$409

Depreciation expense on Property and Equipment was $51 and $37 for the three months ended September 30, 2022 and 2021, respectively, and $143 and $107 for the nine months ended September 30, 2022 and 2021, respectively.

7.
INTANGIBLE ASSETS, Net

Intangible assets, net consisted of the following:

		September 30, 2022
	Remaining Weighted Average Useful Life (in years)	Gross amount	Accumulated amortization	Net carrying amount
Software	—	$6,038	$(6,038)	$—
Capitalized software costs	1.1	9,430	(6,950)	2,480
Customer relationships	1.3	31,492	(25,898)	5,594
Trademarks/tradename	4.3	10,195	(5,871)	4,324
Total		$57,155	$(44,757)	$12,398

		December 31, 2021
	Remaining Weighted Average Useful Life (in years)	Gross amount	Accumulated amortization	Net carrying amount
Software	1.0	$9,124	$(8,653)	$471
Capitalized software costs	1.0	7,366	(5,335)	2,031
Customer relationships	2.0	31,726	(22,740)	8,986
Trademarks/tradename	5.0	10,240	(5,134)	5,106
Total		$58,456	$(41,862)	$16,594

Amortization expense was included in the Company’s Condensed Consolidated Statements of Operations as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Platform operations	$549	$505	$1,615	$1,482
Sales and marketing	1,370	1,369	4,110	4,110
Technology and development	—	140	140	419
General and administrative	3	79	7	236
Total	$1,922	$2,093	$5,872	$6,247

Total amortization expense for the three months ended September 30, 2022 and 2021 was $1,922 and $2,093, respectively, and for the nine months ended September 30, 2022 and 2021 was $5,872 and $6,247, respectively. Amortization expense for capitalized software costs for the three months ended September 30, 2022 and 2021 was $549 and $505, respectively, and for the nine months ended September 30, 2022 and 2021 was $1,614 and $1,482, respectively.

Estimated future amortization of intangible assets as of September 30, 2022 is as follows:

Remainder of 2022	$1,908
2023	7,023
2024	1,427
2025	1,016
2026	1,016
Thereafter	8
Total	$12,398

8.
GOODWILL

Balance as of December 31, 2021	$35,778
Deconsolidation of SymetryML	(936)
Balance as of September 30, 2022	$34,842

9.
ACCRUED EXPENSES

Accrued expenses consisted of the following:

	September 30, 2022	December 31, 2021
Campaign costs	$2,060	$2,718
Platform operations	389	191
Deferred revenues	282	207
Professional services	133	648
Sales and use taxes	12	233
Other	485	667
Total	$3,361	$4,664

10.
DEBT

On December 22, 2021, the Company entered into a senior secured credit facilities credit agreement (the “Senior Secured Agreement”) with SVB. The Company is subject to customary representations, warranties, and covenants. The Senior Secured Agreement requires that the Company meet certain financial and non-financial covenants which include, but are not limited to, (i) delivering audited consolidated financial statements to the lender within 90 days after year-end commencing with the fiscal year ending December 31, 2022 financial statements, (ii) delivering unaudited quarterly consolidated financial statements within 45 days after each fiscal quarter, commencing with the quarterly period ending on March 31, 2022 and (iii) maintaining certain leverage ratios and liquidity coverage ratios. As of September 30, 2022, the Company was in full compliance with the terms of the Senior Secured Agreement.

As of September 30, 2022 and December 31, 2021, the Company had one letter of credit for approximately $983. As of December 31, 2021 the remainder of $39,017 was drawn on the revolving credit facility. The total amount drawn as of December 31, 2021 was repaid in January 2022. As of September 30, 2022, there were no amounts drawn on the revolving credit facility.

11.
INCOME TAXES

For the three months ended September 30, 2022 and 2021, the Company recorded an income tax provision of $1,095 and $1,569, respectively, and for the nine months ended September 30, 2022 and 2021, respectively, and an income tax benefit (provision) of $540 and $(3,141), respectively. The annual effective income tax rates before discrete items (“AETR”) for the nine months ended September 30, 2022 and 2021 was 9.4% and 33.8%, respectively. The AETR for the nine months ended September 30, 2022 was lower than the statutory rate of 21% primarily due to meals and entertainment and stock option executive expense not expected to be deductible in the future. The Company did not include any fair value adjustments not reasonably estimable for the full year in the calculation of its AETR as the full year impact of these specific items cannot be reasonably projected. Refer to Note 14 – Seller's Earn-out and Note 15 – Warrants for further detail on fair value adjustments for the Seller's Earn-Out and warrant liabilities, respectively.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to future realization of deferred tax assets. As of September 30, 2022, the Company had not recorded a valuation allowance on the Company's deferred tax assets after considering all of the available evidence. As of December 31, 2021, a valuation allowance was previously recorded on the deferred tax assets of SymetryML, however, on March 31, 2022, SymetryML was deconsolidated from the Company. Refer to Note 18— SymetryML and SymetryML Holdings for further detail.

12.
EQUITY-BASED COMPENSATION

Stock Option Award Activity

The following table summarizes stock option activity for the nine months ended September 30, 2022:

	Stock Options	Weighted-Average Exercise Price
Outstanding as of December 31, 2021	7,726,830	$0.60
Exercised	(600,551)	0.58
Forfeited	(3,908)	0.74
Outstanding as of September 30, 2022	7,122,371	$0.61
Exercisable as of September 30, 2022	6,699,803	$0.60

Restricted Stock Award Activity

On April 13, 2022, the Company granted 45,157 Restricted Stock Units ("RSUs") at a fair value of $8.92 per share to employees. On March 11, 2022, the Company granted 3,287,750 RSUs at a fair value of $9.57 per share to employees and Board members.

The vesting conditions for the RSUs are a mix of time-based and performance-based vesting conditions. The RSUs with performance-based vesting conditions are based on achievement of revenue or certain annual Adjusted Earnings Before Interest, Income Tax, Depreciation and Amortization (“Adjusted EBITDA”) targets. No compensation expense has been recognized on the RSUs with performance-based vesting conditions for the three or nine months ended September 30, 2022 on the basis that achievement of the specified performance targets is not yet considered probable to be met.

The following summarizes RSU activity for the nine months ended September 30, 2022:

	Restricted Stock Units	Weighted-Average Grant Date Fair Value
Outstanding as of December 31, 2021	846,797	$7.95
Granted	3,332,907	9.56
Vested	(423,390)	7.95
Forfeited	(87,826)	9.44
Outstanding as of September 30, 2022	3,668,488	$9.38

Employee Stock Purchase Plan

On December 21, 2021, the Company’s stockholders approved the AdTheorent Holding Company, Inc. Employee Stock Purchase Plan (the “ESPP”), in connection with the Business Combination and became effective immediately upon the closing of the Business Combination on December 22, 2021. Under the ESPP, an aggregate of 2,026,328 shares of common stock (subject to certain adjustments to reflect changes in the Company’s capitalization) are reserved and may be purchased by eligible employees who become participants in the ESPP. The purchase price per share of the common stock is the lesser of 85% of the fair market value of a share of common stock on the offering date or 85% of the fair market value of a share of common stock on the purchase date. The first offering period under the ESPP began August 15, 2022. As of September 30, 2022, there were 2,026,328 shares of common stock available for issuance pursuant to the ESPP. The first purchase date is January 14, 2023.

Total compensation expense related to the ESPP was $27 for the three and nine months ended September 30, 2022, classified within each applicable operating expense category on the accompanying Consolidated Statements of Operations and in the equity-based compensation table below.

The fair value of the purchase rights granted under the ESPP for the offering period beginning August 15, 2022 was $1.03. It was estimated by applying the Black-Scholes option-pricing model to the purchase period in the offering period using the following assumptions:

August 15, 2022
Grant price	$2.67
Expected term	5 months
Expected volatility	90.7%
Risk-free interest rate	3.0%
Expected dividend yield	0.0%

Grant price - Closing stock price on the first day of the offering period

Expected Term - The expected term is based on the end date of the purchase period of each offering period, which is three months from the commencement of each new offering period.

Expected volatility - The expected volatility is based on historical volatility of the Company’s stock as well as the implied volatility from publicly traded options on the Company’s stock.

Risk-free interest rate - The risk-free interest rate is based on a U.S. Treasury rate in effect on the date of grant with a term equal to the expected term.

Equity-Based Compensation Expense

The following table summarizes the total equity-based compensation expense included in the Condensed Consolidated Statements of Operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Platform operations	$485	$—	$1,365	$—
Sales and marketing	920	—	2,773	—
Technology and development	424	—	1,448	—
General and administrative	954	110	3,041	382
Total equity-based compensation expense	$2,783	$110	$8,627	$382

As of September 30, 2022, there was approximately $68 of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted average period of 0.3 years.

As of September 30, 2022, there was $19,369 of total unrecognized compensation expense related to the RSUs, which is expected to be recognized over a weighted average period of 2.6 years, subject to the achievement of certain performance based vesting conditions.

13.
EQUITY

The Company has authorized a total of 370,000,000 shares for issuance with 350,000,000 shares designated as Common Stock and 20,000,000 shares designated as preferred stock.

The Company’s common stockholders are entitled to one vote per share for the election of the Company directors and all other matters submitted to a vote of stockholders of the company. Additionally, the Company’s common stockholders will be entitled to receive dividends when, as and if declared by the Company Board, payable either in cash, in property or in shares of capital stock, after payment to any Company preferred stockholders having preference, if any. Out of the total authorized Common Stock, 86,691,430, and 85,743,994 were issued and outstanding as of September 30, 2022 and December 31, 2021, respectively.

The Company Board are authorized to issue shares of preferred stock, without stockholder approval, with such designations, voting and other rights and preferences as they may determine. As of September 30, 2022 and December 31, 2021, there were no shares of preferred stock issued and outstanding.

14.
SELLER'S EARN-OUT

The estimated fair value of the Seller’s Earn-Out, as defined in Note 16 – Seller’s Earn-Out included in the Company's Annual Report on Form 10-K for the year ended December 31, 2021, was determined using a Monte Carlo simulation valuation model using the most reliable information available. Assumptions used in the valuation were as follows:

	September 30, 2022	December 31, 2021
Stock price	$2.15	$5.87
Dividend yield	0.0%	0.0%
Volatility	80.0%	67.9%
Risk-free rate	4.18%	0.96%
Forecast period (in years)	2.23	2.98

Dividend yield - The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid and does not intend to pay dividends.

Volatility - Due to the Company’s lack of company-specific historical or implied volatility, the expected volatility assumption was determined by examining the historical volatilities of a group of industry peers whose share prices are publicly available.

Risk-free rate - The risk-free rate assumption is based on the U.S. Treasury instruments, the terms of which were consistent with the expected term of the Seller’s Earn-Out.

Forecast period – The forecast period represents the time until expiration of the Seller’s Earn-Out.

Seller’s Earn-Out to equity holders and vested Exchanged Options as of Close:

The Seller’s Earn-Out is recorded on the Condensed Consolidated Balance Sheet as a non-current liability since the expected date of achievement based on the valuation model is over twelve months as of September 30, 2022. The following table presents activity for the Seller's Earn-Out measured using the Monte Carlo model, described above, as of September 30, 2022 and December 31, 2021:

Seller's Earn-Out
Balance at December 31, 2021	$18,081
Change in fair value	(15,664)
Balance at September 30, 2022	$2,417

Seller’s Earn-Out to Exchanged Option and Exchanged Unit holders as of Close:

For the three and nine months ended September 30, 2022, there was approximately $373 and $1,364, respectively, recorded in share-based compensation related to the Seller’s Earn-Out to Exchanged Option and Exchanged Unit holders. As of September 30, 2022, the compensation expense was fully recognized.

Share-based compensation expense related to the Seller’s Earn-Out to Exchanged Option and Exchanged Unit holders was included in the Company’s Condensed Consolidated Statements of Operations as follows:

	Three Months Ended	Nine Months Ended
	September 30, 2022	September 30, 2022
Platform operations	$44	$161
Sales and marketing	110	405
Technology and development	37	131
General and administrative	182	667
Total	$373	$1,364

15.
WARRANTS

The following table summarizes the number of outstanding Public Warrants and Private Placement Warrants and the corresponding exercise price:

	September 30, 2022	December 31, 2021	Exercise Price	Expiration Date
Public Warrants	10,541,657	10,541,667	$11.50	December 21, 2026
Private Placement Warrants	5,432,237	5,432,237	$11.50	December 21, 2026

Of the 5,432,237 Private Placement Warrants, 551,096 warrants are held in escrow subject to earn-out targets (“Escrow Warrants”). The Escrow Warrants will be released if the volume-weighted average price (“VWAP”) of the Company’s Common Stock equals or exceeds $14.00 per share for any 20 trading days within any consecutive 30 trading day period on or before the third anniversary of the Business Combination closing.

Measurement of Public Warrants

The Public Warrants are measured at fair value on a recurring basis. The measurement of the Public Warrants as of September 30, 2022 is classified as Level 1 due to the use of an observable market quote in an active market under the ticker ADTHW. There were 10 warrants exercised in the nine months ended September 30, 2022.

Measurement of Private Placement Warrants

The Private Placement Warrants are measured at fair value on a recurring basis. The measurement of the Public Warrants as of September 30, 2022 is classified as Level 2. A Monte Carlo simulation model is used to determine fair value.

The key inputs into the Monte Carlo simulation model for the Private Placement were as follows:

	September 30,	December 31,
	2022	2021
Risk-free interest rate	4.09%	1.25%
Dividend yield	0.00%	0.00%
Expected term (years)	4.23	4.98
Expected Volatility	67.90%	35.30%
Exercise Price	$11.50	$11.50
Stock Price	$2.15	$5.87

The volatility utilized in estimating the fair value of the Company’s Private Placement Warrant liability was based on the weighted average of the implied volatility and guideline public company volatility. The implied volatility was estimated by calibrating to the market price of the public warrants as of the respective valuation date, using a binomial lattice model. The guideline public company volatility was estimated based on historical lookback volatility of guideline public companies over a term commensurate with the expected term of the warrant, as well as, consideration to implied volatilities sourced from Bloomberg, L.P.

Key assumptions are as follows:

Risk-free interest rate - The risk-free rate assumption is based on the U.S. Treasury instruments, the terms of which were consistent with the expected term of the Private Placement Warrants.

Dividend yield - The expected dividend assumption is based on the Company’s history and expectation of dividend payouts. The Company has not paid and does not intend to pay dividends.

Expected term – The forecast period represents the time until expiration of the Private Placement Warrants.

Expected Volatility - The expected volatility assumption was determined by examining the historical volatilities of a group of industry peers and the implied volatility from the market price of the Public Warrants.

Warrant liability

On September 30, 2022, the fair values of the Public Warrants and Private Placement Warrants outstanding were determined to be $0.17 and $0.39 per warrant, respectively. On December 31, 2021, the Public Warrants and Private Placement Warrants outstanding were determined to be $0.68 and $0.92 per warrant, respectively.

The following table presents the changes in the fair value of the Public and Private Placement Warrants:

	Public Warrants	Private Placement Warrants	Total Warrant Liabilities
Fair value as of December 31, 2021	$7,168	$4,998	$12,166
Change in valuation inputs or other assumptions	(5,376)	(2,885)	(8,261)
Fair value as of September 30, 2022	$1,792	$2,113	$3,905

16.
FAIR VALUE MEASUREMENTS

The following tables summarize the Company's assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy:

	September 30, 2022
	Level 1	Level 2	Level 3	Total
Assets:
Investment in SymetryML Holdings(2)	$—	$—	$812	$812
Total assets	$—	$—	$812	$812
Liabilities:
Public warrants(1)	$1,792	$—	$—	$1,792
Private placement warrants(1)	—	2,113	—	2,113
Seller's Earn-Out(1)	—	—	2,417	2,417
Total liabilities	$1,792	$2,113	$2,417	$6,322

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets:
Investment in SymetryML Holdings(2)	$—	$—	$—	$—
Total assets	$—	$—	$—	$—
Liabilities:
Public warrants(1)	$7,168	$—	$—	$7,168
Private placement warrants(1)	—	4,998	—	4,998
Seller's Earn-Out(1)	—	—	18,081	18,081
Total liabilities	$7,168	$4,998	$18,081	$30,247

(1)
Refer to Note 14 — Seller's Earn-Out and Note 15 — Warrants to the Consolidated Financial Statements for the year ended December 31, 2021 for further information about the initial and subsequent measurement, including significant assumptions and valuation methodologies of these instruments.
(2)
Refer to Note 18— SymetryML and SymetryML Holdings below for further information about the initial measurement, including significant assumptions and valuation methodologies of this investment.

The following table presents a rollforward of the Company's assets and liabilities classified as Level 3 for nine months ended September 30, 2022. The Company did not have Level 3 assets or liabilities in the nine months ended September 30, 2021.

	Nine Months Ended September 30, 2022
	Investment in SymetryML Holdings	Seller's Earn-Out Liability
Balance as December 31, 2021	$—	$18,081
Additions	861	—
Measurement adjustments	(49)	(15,664)
Balance as of September 30, 2022	$812	$2,417

17.
EARNINGS PER SHARE

The computation of net income per share was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Net income attributable to AdTheorent Holding Company, Inc.	$5,725	$3,153	$21,762	$6,688

Weighted-average common shares outstanding - basic	86,492,025	59,882,523	86,003,514	59,882,523
Effect of dilutive equity-based awards	5,630,396	7,088,624	6,882,337	4,912,507
Weighted-average common shares outstanding - diluted	92,122,421	66,971,147	92,885,851	64,795,030

Earnings per share:
Basic	$0.07	$0.05	$0.25	$0.11
Diluted	$0.06	$0.05	$0.23	$0.10

The following outstanding potentially dilutive securities were excluded from the calculation of diluted net income per Common Stockholder because their impact would have been anti-dilutive for the period presented, or their contingency conditions were not met:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Stock options	1,541,098	637,920	565,303	2,814,037
Restricted Stock Units (RSUs)	2,840,126	—	2,563,980	—
Public Warrants	10,541,657	—	10,541,657	—
Private Placement Warrants (1)	5,432,237	—	5,432,237	—
Seller's Earn-Out	6,785,714	—	6,785,714	—
Sponsor Earn-Out	598,875	—	598,875	—
Total	27,739,707	637,920	26,487,766	2,814,037

(1)
Of the 5,432,237 Private Placement Warrants, 551,096 warrants are held in escrow subject to earn-out targets.
18.
SYMETRYML AND SYMETRYML HOLDINGS

SymetryML Holdings was a subsidiary of Legacy AdTheorent after a contribution of Legacy AdTheorent’s SymetryML department in exchange for membership interest. Class B interests that vest over time, comprising 50% of the total equity interests of SymetryML Holdings, were offered to certain employees (a non-controlling interest) of SymetryML. Legacy AdTheorent retained the remaining 50% total equity interests, through the holding of all Class A equity interests in SymetryML Holdings.

SymetryML Holdings and SymetryML was ultimately deconsolidated as of March 31, 2022 through a series seed preferred financing transaction ("Deconsolidation"), resulting in a gain of $1,939, of which $541 related to the remeasurement of the retained noncontrolling investment to fair value. The gain of $1,939 has been recorded separately on the Company’s Condensed Consolidated Statements of Operations for the nine months ended September 30, 2022.

The following table shows the amounts related to the accounting for the Deconsolidation:

For the Nine Months Ended September 30, 2022
Fair value of consideration received	$—
Fair value of retained noncontrolling interest	861
Carrying amount of deconsolidated noncontrolling interest	2,372
Less: Carrying amount of deconsolidated net assets	(1,294)
Gain on Deconsolidation	$1,939

The Deconsolidation resulted in the removal of the noncontrolling interest presentation and therefore there is no noncontrolling interest as of September 30, 2022. As of December 31, 2021 prior to the Deconsolidation, 41% of the total equity interests of SymetryML Holdings were owned by noncontrolling interests.

VIE Determination

Based on the Company’s assessment, after the Deconsolidation, SymetryML is considered a variable interest entity (“VIE”) because it does not have sufficient equity at risk to finance its activities without additional subordinated financial support. SymetryML Holdings is not the primary beneficiary as it no longer has the power to direct the activities that most significantly impact SymetryML’s economic performance.

Based on the Company’s assessment, SymetryML Holdings, after the Deconsolidation, is considered a VIE because the holders of the equity investment at risk, as a group, lack the power to direct the activities of SymetryML Holdings that most significantly impact its economic performance. This is due to the conclusion that Class B equity interests do not meet the definition of equity at risk because the Class B interests were issued by Legacy AdTheorent to SymetryML management as founders’ equity to compensate for past and future services to SymetryML. The Company further concluded that the Company is not the primary beneficiary as it no longer has the power to direct the activities that most significantly impact SymetryML economic performance.

As a result of the Deconsolidation of SymetryML and SymetryML Holdings, the Company has retained a noncontrolling investment in SymetryML Holdings that provides the Company the ability to exercise significant influence over both VIEs. The entities continue to be considered related parties of the Company following the Deconsolidation.

Retained Fair Value Option Investments in SymetryML and SymetryML Holdings

For its retained noncontrolling investment in SymetryML Holdings, the Company has made an irrevocable election to account for its investment at fair value with changes in fair value reported in earnings. The Company elected to apply fair value accounting to the retained investments in SymetryML Holdings because the Company believes that fair value is the most relevant measurement attribute for these investments, as well as to reduce operational and accounting complexity. The Company’s election to apply fair value accounting to these investments may cause fluctuations in the Company’s earnings from period to period. The fair value of the Company’s retained investment was $812 and $0 as of September 30, 2022 and December 31, 2021, respectively.

The fair value measurements involve significant unobservable inputs, which include total equity value of SymetryML, volatility, risk-free rate, equity holder required rate of return, and discount for lack of marketability (“DLOM”). The total equity value of SymetryML was calculated using the Backsolve Method under the Market Approach. The volatility was based on guideline public companies and adjusted for differences in size and leverage. The risk-free rate was based on U.S. Treasury securities with a term commensurate with the time to exit. The equity holder required rate of return was based on private equity and venture capital rate of return studies. The DLOM was estimated based on put option models and series volatility.

The Company’s maximum exposure to loss as a result of its involvement with these VIEs is limited to the carrying amount of its investment which is recorded at fair value each reporting period as described above. There are not any explicit or implicit contracts, guarantees, or commitments that would require the Company to provide financial support to the investees or any other arrangements that could expose the Company to losses beyond the fair value of its current investment.

SAFE Notes

During the three months ended September 30, 2022 and 2021, the Company raised $0 and $525, respectively, and during the nine months ended September 30, 2022 and 2021 the Company raised $200 and $1,225, respectively, to fund Symetry operations, by entering into Simple Agreements for Future Equity Notes (“SAFE Notes”) with several parties. As a result of the series seed preferred financing transaction, all outstanding SAFE Notes converted to series seed preferred stock in SymetryML, Inc. on March 31, 2022 in accordance with the existing terms of the SAFE Notes.

19.
LEASES

The Company has operating lease agreements for office space in the United States. The agreements expire over the next three years, except for the New York headquarters office, which expires in 2028. The Company recognizes operating lease expense on a straight-line basis over the term of the lease.

Additionally, the Company has short-term leases with an initial term of twelve months or less that are not recorded on the Condensed Consolidated Balance Sheet.

Lease expense is allocated to Operating expense categories (Platform operations, Sales and marketing, Technology and development, General and administrative) in the Condensed Consolidated Statements of Operations in proportion to headcount in each of these categories. The components of lease expense for the three and nine months ended September 30, 2022 were as follows:

	Three Months Ended September 30,	Nine Months Ended September 30,
	2022	2022
Operating Lease Cost	$257	$729
Short Term Lease Cost	$49	$98
Variable Lease Cost	$—	$—

Supplemental cash flow information related to the Company’s operating leases for the nine months ended September 30, 2022 were as follows:

September 30, 2022
Operating cash flows used for operating leases	$998
Right-of-use assets obtained in exchange for new operating lease obligations	$214

Supplemental balance sheet information related to the Company’s operating leases as of September 30, 2022 were as follows:

September 30, 2022
Weighted average remaining lease term (years)	5.82
Weighted average discount rate (%)	3.25%

Approximate future minimum lease payments for the Company’s operating leases are as follows as of September 30, 2022:

September 30, 2022
Remainder of 2022	$384
2023	1,484
2024	1,441
2025	1,433
2026	1,415
Thereafter	2,387
Total operating lease payments	8,544
Less: Imputed interest	(756)
Total operating lease liabilities	$7,788

In connection with several lease agreements, the Company maintains letters of credit in the total amount of approximately $983 as of both September 30, 2022 and December 31, 2021.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events or our future financial or operating performance and may include statements concerning, among other things, our business strategy (including anticipated trends and developments in, and management plans for, our business and the markets in which we operate), financial results, the impact of COVID-19 on our business, operations, and the markets and communities in which we, our clients, and partners operate, results of operations, revenues, operating expenses, and capital expenditures, sales and marketing initiatives and competition. In some cases, you can identify forward-looking statements because they contain words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “suggests,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These statements are not guarantees of future performance; they reflect our current views with respect to future events and are based on assumptions and are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements.

We discuss many of these risks in our Annual Report on Form 10-K for the year ended December 31, 2021 in greater detail under the heading “Item 1A. Risk Factors” and in other filings we make from time to time with the Securities and Exchange Commission ("SEC"). Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Quarterly Report on Form 10-Q, which are inherently subject to change and involve risks and uncertainties. Unless required by federal securities laws, we assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements.

Investors should read this Quarterly Report on Form 10-Q and the documents that we reference in this report and have filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2021, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

References to “Notes” are notes included in our unaudited Condensed Consolidated Financial Statements appearing elsewhere in this Quarterly Report on Form 10-Q.

Unless otherwise indicated, the terms “AdTheorent,” “Company,” “we,” “us,” or “our” refer to AdTheorent Holding Company, Inc., together with its consolidated subsidiaries.

Business Overview

Founded in 2012, we are a digital media platform which focuses on performance-first, privacy-forward methods to execute programmatic digital advertising campaigns, serving both advertising agency and brand customers. Without relying on individualized profiles or sensitive personal data for targeting, we utilize machine learning and advanced data analytics to make programmatic digital advertising more effective and efficient at scale, delivering measurable real-world value for advertisers. Our differentiated advertising capabilities and superior campaign performance, measured by customer-defined business metrics, or KPIs, have helped fuel our customer adoption and year-after-year growth.

We use machine learning and advanced data science to organize, analyze and operationalize non-sensitive data to deliver real-world value for customers. Central to our ad-targeting and campaign optimization methods, we build custom machine learning models for each campaign using historic and real-time data to predict future consumer conversion actions for every digital ad impression. We have integrations with Ad Exchanges/Supply Side Platforms (SSPs), from which we are sent ad impression opportunities to evaluate and purchase. We predictively score all of these ad impression opportunities for the purpose of deciding which ad impressions will likely drive valuable conversions or engagement activity for our customers. Our predictive platform scores over one million digital ad impressions per second and 75 billion to 90 billion digital ad impressions per day, assigning a “predictive score” to each. Each predictive score is determined by correlating non-individualized data attributes associated with the particular impression with data corresponding to previously purchased impressions that yielded consumer conversion or engagement activity. Such non-individualized attributes include variables such as publisher, content and URL keywords, device make, device operating system and other device attributes, ad position, geographic data, weather, demographic signals, creative type, and size, etc. The “predictive scores” generated by our platform allow us and our advertising clients to determine which ad impressions are more likely or less likely to result in client-desired KPIs. Our machine learning models are customized for every campaign and our platform “learns” over the course of each campaign as it processes more data related to post media view conversion experience. Based on these statistical probabilities or “predictive scores,” our platform automatically determines bidding optimizations to drive conversions and advertiser return on investment ("ROI") or return on advertising spend ("ROAS"), bidding on less than .001 of the evaluated impressions. Our use of machine learning and data science helps us to maximize efficiency and performance, enabling our customers to avoid wasted ad spend related to suboptimal impressions such as impressions that are predicted to be at a greater risk for fraud/invalid traffic or impressions with a higher likelihood of being unviewable, unmeasurable, or not brand safe, among other factors.

Our capabilities extend across the digital ecosystem to identify and engage digital actors with the highest likelihood of completing customer-desired actions, including online sales, other online actions, and real-world actions such as physical location visitation, in-store sales or vertical specific KPI's such as prescription fills/lift or submitted credit card applications. Our custom and highly impactful campaign executions encompass popular digital screens — mobile, desktop, tablet, connected TV (“CTV”) — and all digital ad formats, including display, rich media, video, native, and streaming audio. We actively manage our digital supply to provide advertisers with scale and reach, while minimizing redundant inventory, waste and other inefficiencies. Our CTV capability delivers scale and reach supplemented by innovative and industry recognized machine-learning optimizations towards real-world actions and value-added measurement services.

Our platform and machine learning-based targeting provide privacy advantages that are lacking from alternatives which rely on individual user profiles or cookies employing a “one-to-one” approach to digital ad targeting. Our targeting approach is statistical, not individualized, and as a result we do not need to compile or maintain user profiles, and we do not rely on cookies or user profiles for targeting. Our solution-set is especially valuable to regulated customers, such as financial institutions and pharmaceutical companies, and other privacy-forward advertisers who desire efficient and effective digital ad-targeting without individualized or personal targeting data. We adhere to data usage protocols and model governance processes which help to ensure that each customer’s data is safeguarded and used only for that customer’s benefit, and we take a consultative and collaborative approach to data use best practices with all of our customers.

Supplementing our core machine learning-powered platform capabilities, we offer customized vertical solutions to address the needs of advertisers in specialized industries. These specialized solutions feature vertical-specific capabilities related to targeting, measurement and audience validation. Our healthcare and pharmaceutical offering (“AdTheorent Health”, formerly AdTheorentRx), harnesses the power of machine learning to drive superior performance on campaigns targeting both healthcare providers and patients, leveraging HIPAA-compliant methods and targeting practices that comply with Network Advertising Initiative Code and other self-regulatory standards. Our banking, financial services and insurance (“BFSI”) solutions drive real-world performance within the context of regulatory requirements and data use best practices intended to prevent discrimination and the use of "prohibited basis variables" in the promotion of federally regulated credit-extension products. We have created additional industry-tailored offerings to address the unique challenges and opportunities in a growing range of other verticals including retail, automotive, government/education/nonprofit, consumer packaged goods, dining, and entertainment.

Factors Affecting Our Performance

Growth of the Programmatic Advertising Market

Our operating results and prospects will be impacted by the overall continued adoption of programmatic advertising by inventory owners and content providers, as well as advertisers and the agencies that represent them. Programmatic advertising has grown rapidly in recent years; however, recent negative macro-economic sentiment has impacted advertiser spending. Any acceleration, or slowing, of programmatic advertising growth, due to macro-economic factors or otherwise, would affect our operating and financial performance. In addition, even if the programmatic advertising market continues to grow at its current rate, our ability to successfully position ourself within the market will impact the future growth of the business.

Investment in Platform and Solutions to Provide Continued Differentiation in Evolving Market

We believe that the capabilities and differentiation offered by our platform and solutions have been critical to our historical growth. Continued innovation in an evolving programmatic marketplace will be an important driver of our future growth. We anticipate that operating expenses will increase in the foreseeable future as the Company invests in platform operations and technology, data science and machine learning capabilities, and data infrastructure and tools to enhance our custom solutions and value-added offerings. We believe that these investments will contribute to our long-term growth, although they may have a negative impact on profitability in the near-term.

Growth in and Retention of Customer Spend

We are making incremental investments in sales and marketing to acquire new customers and increase existing customers’ usage of our platform and solutions. We believe that there is significant room for growth within our existing customers, which include many large global brands and advertising agencies. Future revenue and profitability growth depends upon our ability to cost effectively on-board new customers and our on-going ability to retain and scale existing customers.

Our growth has and may continue to be impacted in the remainder of 2022 by macroeconomic factors beyond our control such as inflation, rising interest rates, pandemic related factors, global geopolitical uncertainties, among other things, as well as anticipated further year-over-year declines in our acquisition of new customers.

Ability to Continue to Access High Performing Media Inventory in Existing and Emerging Channels

Our ability to deliver upon clients’ targeted key performance indicators is reliant upon our ability to access high quality media inventory across multiple advertising channels at scale. Our future growth will depend on our ability to maintain and grow spend on existing and emerging channels, including advertising on display, rich media, native, video and audio ad formats across mobile, desktop, and CTV formats.

Development of International Markets

Although almost all of our historic revenue is attributable to campaigns and operations in the United States and Canada, we are exploring opportunities to serve new international markets, including serving the global needs of existing customers. We believe that the global opportunity for programmatic advertising is significant and should continue to expand as publishers and advertisers outside the United States and Canada increasingly seek to adopt the benefits that programmatic advertising provides. We believe that our privacy-forward approach to ad targeting and data usage will provide desired differentiation and value in highly and increasingly regulated markets such as the EU, which is subject to the General Data Protection Regulation (“GDPR”). Our ability to efficiently expand into new markets will affect our operating results.

Managing Seasonality

The global advertising industry experiences seasonal trends that affect the vast majority of participants in the digital advertising ecosystem. Most notably, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the holiday shopping season, and relatively less in the first quarter. In addition to the impact on revenue, seasonal demand for advertising inventory also has a corresponding impact on media costs that increase or decrease with seasonal demand, which impacts profitability. We expect seasonality trends to continue, and our ability to manage resources in anticipation of these trends could affect operating results.

Key Business Metric

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we review the following key business metric:

Active Customers

We track active customers, which are defined as our customers who spent over $5,000 during the previous twelve months. We monitor active customers to help understand our revenue performance. Additionally, monitoring active customers helps us understand the nature and extent to which the active customer base is growing, which assists management in establishing operational goals.

The number of active customers as of September 30, 2022 was 339 and as of September 30, 2021 was 306, increasing by 33 customers, or 11%, respectively, year over year. The number of active customers as of December 31, 2021 was 309, for a year to date increase of 30 customers, or 10%.

Results of Operations

The period-to-period comparisons of our results of operations have been prepared using the historical periods included in our Condensed Consolidated Financial Statements. The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and related notes included elsewhere in this document as well as the Consolidated Financial Statements within our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC, for additional information regarding the components of our results of operations and our accounting policies.

Three and Nine Months Ended September 30, 2022 Compared to Three and Nine Months Ended September 30, 2021

The following table summarizes our historical results of operation for the periods presented:

	Three Months Ended				Nine Months Ended
	September 30, 2022		September 30, 2021		September 30, 2022		September 30, 2021
	(in thousands)	(% of Revenue)	(in thousands)	(% of Revenue)	(in thousands)	(% of Revenue)	(in thousands)	(% of Revenue)
Revenue	$37,584	100.0%	$39,534	100.0%	$114,301	100.0%	$110,368	100.0%
Operating expenses:
Platform operations	19,581	52.1%	19,217	48.6%	58,207	50.9%	52,368	47.4%
Sales and marketing	11,127	29.6%	9,209	23.3%	32,540	28.5%	25,689	23.3%
Technology and development	3,955	10.5%	2,913	7.4%	12,393	10.8%	8,046	7.3%
General and administrative	4,729	12.6%	3,073	7.8%	15,433	13.5%	13,187	11.9%
Total operating expenses	39,392	104.8%	34,412	87.0%	118,573	103.7%	99,290	90.0%
(Loss) income from operations	(1,808)	-4.8%	5,122	13.0%	(4,272)	-3.7%	11,078	10.0%
Interest income (expense), net	97	0.3%	(598)	-1.5%	(59)	-0.1%	(1,808)	-1.6%
Gain on change in fair value of Seller's Earn-Out	2,901	7.7%	—	0.0%	15,664	13.7%	—	0.0%
Gain on change in fair value of warrants	5,674	15.1%	—	0.0%	8,261	7.2%	—	0.0%
Gain on deconsolidation of SymetryML	—	0.0%	—	0.0%	1,939	1.7%	—	0.0%
Loss on change in fair value of SAFE Notes	—	0.0%	—	0.0%	(788)	-0.7%	—	0.0%
Loss on fair value of investment in SymetryML Holdings	(39)	-0.1%	—	0.0%	(49)	0.0%	—	0.0%
Other (expense) income, net	(5)	0.0%	—	0.0%	(24)	0.0%	20	0.0%
Total other income (expense), net	8,628	23.0%	(598)	-1.5%	24,944	21.8%	(1,788)	-1.6%
Income from operations before income taxes	6,820	18.1%	4,524	11.4%	20,672	18.1%	9,290	8.4%
(Provision) benefit for income taxes	(1,095)	-2.9%	(1,569)	-4.0%	540	0.5%	(3,141)	-2.8%
Net income	$5,725	15.2%	$2,955	7.5%	$21,212	18.6%	$6,149	5.6%

Revenue

			Change
	2022	2021	$	%
Three Months Ended September 30,	$37,584	$39,534	$(1,950)	-4.9%
Nine Months Ended September 30,	$114,301	$110,368	$3,933	3.6%

Total revenue decreased $2.0 million, or 4.9%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. The largest drivers of the decrease were in the BFSI (impacted by the automotive finance and insurance), government/education/nonprofit, consumer packaged goods and industry/agriculture verticals which collectively decreased by $5.6 million, or 31.0%. Offsetting these decreases were increases in the AdTheorent Health, real estate, and services verticals totaling approximately $3.5 million, or 39.6%. Included in the offsetting increase was the continued increase of CTV revenue which grew $1.0 million, or 36.3%.

Total revenue increased $3.9 million, or 3.6%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021.The largest drivers of the growth were in the AdTheorent Health, retail, real estate, and software/websites verticals, which collectively increased $10.6 million, or 27.9%, Offsetting these increases were decreases in the BFSI (impacted by the automotive finance and insurance), government/education/nonprofit, and industry/agriculture verticals totaling $7.0 million, or 16.5%. Overall, the revenue increase was driven by continued increased CTV revenue which grew $3.8 million, or 59.4%.

Operating expenses

			Change
	2022	2021	$	%
Three Months Ended September 30,	$39,392	$34,412	$4,980	14.5%
Nine Months Ended September 30,	$118,573	$99,290	$19,283	19.4%

Operating expenses increased $5.0 million, or 14.5%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021, and operating expenses increased $19.3 million, or 19.4% for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. Refer to the discussion below for further details of these variances.

Platform operations

			Change
	2022	2021	$	%
Three Months Ended September 30,	$19,581	$19,217	$364	1.9%
Nine Months Ended September 30,	$58,207	$52,368	$5,839	11.1%

Platform operations expenses increased by $0.4 million, or 1.9%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. The increase was mainly attributable to hiring-driven increases in our media operations, data science, and technology teams of $0.5 million and an increase in equity-based compensation of $0.5 million. There was also an increase in our data infrastructure expense, attributable to data used in our platform which is not related to any specific campaign of $0.4 million, and volume-driven increases in hosting expense of approximately $0.2 million. The increases were offset by revenue driven traffic acquisition costs which decreased approximately $1.1 million, or 8.2%

Platform operations expenses increased $5.8 million, or 11.1%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The increase was mainly attributable to hiring-driven increases in our media operations, data science, and technology teams of $1.7 million and an increase in equity-based compensation of $1.4 million. Volume-driven increases in hosting expense of approximately $1.1 million, revenue driven traffic acquisition costs of $0.9 million, and data used in our platform which is not related to any specific campaign, of $0.7 million also contributed to the increase.

Sales and marketing

			Change
	2022	2021	$	%
Three Months Ended September 30,	$11,127	$9,209	$1,918	20.8%
Nine Months Ended September 30,	$32,540	$25,689	$6,851	26.7%

Sales and marketing expenses increased $1.9 million, or 20.8%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021 primarily due to a $1.0 million increase in employee expenses related to hiring for the sales and customer support teams, a $0.9 million increase in equity-based compensation, and an increase of $0.4 million for travel-related expenses as sales personnel continue to resume more traditional business travel routines.

Sales and marketing expenses increased $6.9 million, or 26.7%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021 primarily due to a $3.2 million increase in employee expenses related to hiring for the sales and customer support teams, a $2.8 million increase in equity-based compensation, and an increase of $1.2 million for travel-related expenses as sales personnel continue to resume more traditional business travel routines. The increase is offset by a decrease in sales commissions of $0.5 million due to shortfalls relative to baseline revenue targets.

Technology and development

			Change
	2022	2021	$	%
Three Months Ended September 30,	$3,955	$2,913	$1,042	35.8%
Nine Months Ended September 30,	$12,393	$8,046	$4,347	54.0%

Technology and development expenses increased $1.0 million, or 35.8%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021. The increase was mainly due to $0.8 million of incremental software expense incurred, an increase of $0.6 million in employee related costs to support technology and product development, and an increase of $0.4 million in equity-based compensation. The increase was offset by a decrease of $0.5 million in technology and development expenses related to the deconsolidation of SymetryML Holdings on March 31, 2022.

Technology and development expenses increased $4.3 million, or 54.0%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The increase was mainly due to $2.8 million of incremental software expense incurred, a $1.8 million increase in employee related costs to support technology and product development, and an increase of $1.4 million in equity-based compensation. The increase was offset by a decrease of $1.3 million in technology and development expenses related to the deconsolidation of SymetryML Holdings on March 31, 2022.

For further information on the deconsolidation of SymetryML Holdings, refer to Note 18 — SymetryML and SymetryML Holdings of our Condensed Consolidated Financial Statements, included elsewhere in this Form 10-Q.

General and administrative

			Change
	2022	2021	$	%
Three Months Ended September 30,	$4,729	$3,073	$1,656	53.9%
Nine Months Ended September 30,	$15,433	$13,187	$2,246	17.0%

General and administrative expenses increased $1.7 million, or 53.9%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021 primarily due to increases of $0.8 million in equity-based compensation, $0.8 million of insurance expense mainly driven by directors and officers insurance incurred, and $0.5 million of employee expenses related to hiring for the general and administrative teams. The increases were offset by a decrease in professional service expenses of $0.4 million due to prior year incurred costs related to public company readiness, including pre-public launch elevated legal and consulting costs.

General and administrative expenses increased $2.2 million, or 17.0%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021 primarily due increases of $2.7 million in equity-based compensation, $2.4 million of insurance expense mainly driven by directors and officers insurance incurred in the nine months ended September 30, 2022, $1.1 million in employee expenses related to hiring for the general and administrative teams, and $0.2 million in public filing and registration related fees. These increases were offset by a one-time lease termination fee of approximately $4.2 million expensed in the nine months ended September 30, 2021 for terminating our primary New York City headquarters office lease as we negotiated a more cost-effective lease in the same building to reduce future rent obligations.

Interest income (expense)

			Change
	2022	2021	$	%
Three Months Ended September 30,	$97	$(598)	$695	116.2%
Nine Months Ended September 30,	$(59)	$(1,808)	$1,749	96.7%

Interest income (expense), net had a net change of $0.7 million, or 116.2%, for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021 primarily due to a decrease in interest expense of $0.5 million directly related to the reduction in loan principal balance. Additionally, in the three months ended September 30, 2022, we earned $0.2 million related to a money market mutual fund account opened in January 2022.

Interest income (expense), net changed $1.7 million, or 96.7%, for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021 primarily due to a decrease in interest expense of $1.5 million directly related to the reduction in loan principal balance. Additionally, in the three months ended September 30, 2022, we earned $0.2 million related to a money market mutual fund account opened in January 2022.

Gain on change in fair value of Seller's Earn-Out

			Change
	2022	2021	$	%
Three Months Ended September 30,	$2,901	$—	$2,901	**
Nine Months Ended September 30,	$15,664	$—	$15,664	**

For the three months ended September 30, 2022, the fair value of the Seller's Earn-Out liability decreased $2.9 million resulting in a gain of this amount. The decrease in fair value was primarily a result of the decrease in our stock price from June 30, 2022 to September 30, 2022.

For the nine months ended September 30, 2022, the fair value of the Seller's Earn-Out liability decreased $15.7 million resulting in a gain for this amount. The decrease in fair value was primarily a result of the decrease in our stock price from December 31, 2021 to September 30, 2022.

The Seller's Earn-Out was a result of the Business Combination on December 22, 2021, as detailed in Note 3 – Business Combination included in our Annual Report on Form 10-K for the year ended December 31, 2021.

Gain on change in fair value of warrants

			Change
	2022	2021	$	%
Three Months Ended September 30,	$5,674	$—	$5,674	**
Nine Months Ended September 30,	$8,261	$—	$8,261	**

For the three months ended September 30, 2022, the fair value of the warrants liability decreased $5.7 million, resulting in a gain for this amount. The decrease in fair value was primarily a result of the decrease in our stock price from June 30, 2022 to September 30, 2022.

For the nine months ended September 30, 2022, the fair value of the warrants liability decreased $8.3 million, resulting in a gain for this amount. The decrease in fair value was primarily a result of the decrease in our stock price from December 31, 2021 to September 30, 2022.

The warrants were assumed by the Company in connection with the Business Combination on December 22, 2021, as detailed in Note 3 – Business Combination included in our Annual Report on Form 10-K for the year ended December 31, 2021.

Benefit (provision) for income taxes

			Change
	2022	2021	$	%
Three Months Ended September 30,	$(1,095)	$(1,569)	$474	-30.2%
Nine Months Ended September 30,	$540	$(3,141)	$3,681	-117.2%

Provision for income taxes changed $0.5 million for the three months ended September 30, 2022 as compared to the three months ended September 30, 2021.

Benefit (provision) for income taxes changed $3.7 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The AETR for the nine months ended September 30, 2022 and 2021 was 9.4% and 33.8%, respectively.

The AETR for the nine months ended September 30, 2022 was less than the statutory rate of 21% primarily due to meals and entertainment and executive equity-based compensation not deductible for tax purposes. Additionally, we did not include any fair value adjustments not reasonably estimable for the full year in the calculation of our AETR, such as the Seller's Earn-out and warrant liabilities as we cannot project the full-year impact of these specific items.

Non-GAAP Financial Information

We calculate and monitor certain non-GAAP financial measures to help set budgets, establish operational goals, analyze financial results and performance, and make strategic decisions. We also believe that the presentation of these non-GAAP financial measures provides an additional tool for investors to use in comparing our results of operations over multiple periods. However, the non-GAAP financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated. The non-GAAP financial measures presented should not be considered as the sole measure of our performance, and should not be considered in isolation from, or a substitute for, comparable financial measures calculated in accordance with generally with accepted accounting principles in the United States (“GAAP”).

The information in the table below sets forth the non-GAAP financial measures that we monitor. Because of the limitations associated with these non-GAAP financial measures, “Adjusted Gross Profit,” “EBITDA,” “Adjusted EBITDA,” “Adjusted Gross Profit as a % of Revenue” and “Adjusted EBITDA as a percent of Adjusted Gross Profit” should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using non-GAAP measures on a supplemental basis. You should review the reconciliation of the non-GAAP financial measures below and not rely on any single financial measure to evaluate our business.

Adjusted Gross Profit

Adjusted Gross Profit is a non-GAAP profitability measure. Adjusted Gross Profit is a non-GAAP financial measure of campaign profitability, monitored by management and the Board, used to evaluate our operating performance and trends, develop short- and long-term operational plans, and make strategic decisions regarding the allocation of capital. We believe this measure provides a useful period to period comparison of campaign profitability and is useful information to investors and the market in understanding and evaluating our operating results in the same manner as our management and Board. Gross profit is the most comparable GAAP measurement, which is calculated as revenue less platform operations costs. In calculating Adjusted Gross Profit, we add back other platform operations costs, which consist of amortization expense related to capitalized software, depreciation expense, allocated costs of personnel which set up and monitor campaign performance, and platform hosting, license, and maintenance costs, to gross profit.

The following table presents the calculation of gross profit and reconciliation of gross profit to Adjusted Gross Profit for the three and nine months ended September 30, 2022 and 2021.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands)
Revenue	$37,584	$39,534	$114,301	$110,368
Less: Platform operations	19,581	19,217	58,207	52,368
Gross Profit	18,003	20,317	56,094	58,000
Add back: Other platform operations	6,739	5,228	19,979	14,995
Adjusted Gross Profit (1)	$24,742	$25,545	$76,073	$72,995

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure defined by us as net income (loss), before interest expense, net, depreciation, amortization and income tax expense. Adjusted EBITDA is defined as EBITDA before stock compensation expense, Business Combination transaction costs, management fees, non-core operations and other non-recurring items.

Collectively these non-GAAP financial measures are key profitability measures used by our management and Board to understand and evaluate our operating performance and trends, develop short-and long-term operational plans, measure performance goals in employee equity incentive awards, and make strategic decisions regarding the allocation of capital. We believe that these measures can provide useful period-to-period comparisons of campaign profitability. Accordingly, we believe that these measures provide useful information to investors and the market in understanding and evaluating our operating results in the same manner as our management and the Board.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands)
Net income	$5,725	$2,955	$21,212	$6,149
Interest (income) expense, net	(97)	598	59	1,808
Tax provision (benefit)	1,095	1,569	(540)	3,141
Depreciation and amortization	1,973	2,130	6,015	6,354
EBITDA (1)	$8,696	$7,252	$26,746	$17,452
Equity based compensation	2,783	110	8,627	382
Seller's Earn-Out equity-based compensation	373	—	1,364	—
Transaction costs (2)	—	907	(131)	3,345
Gain on change in fair value of Seller's Earn-Out (3)	(2,901)	—	(15,664)	—
Gain on change in fair value of warrants (4)	(5,674)	—	(8,261)	—
Gain on deconsolidation of SymetryML (5)	—	—	(1,939)	—
Loss on change in fair value of SAFE Notes (6)	—	—	788	—
Loss on fair value of investment in SymetryML Holdings	39	—	49	—
Separation expense related to headcount reductions	270	—	270	—
Management fees (7)	—	218	—	653
Lease termination fee	—	—	—	4,243
Non-core operations (8)	—	462	351	1,656
Adjusted EBITDA (1)	$3,586	$8,949	$12,200	$27,731

Adjusted EBITDA as a Percentage of Adjusted Gross Profit and Adjusted Gross Profit as a Percentage of Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	(in thousands, except for percentages)
Gross Profit	$18,003	$20,317	$56,094	$58,000
Net income	$5,725	$2,955	$21,212	$6,149
Net income as a % of Gross Profit	31.8%	14.5%	37.8%	10.6%
Adjusted Gross Profit (1)	$24,742	$25,545	$76,073	$72,995
Adjusted EBITDA (1)	$3,586	$8,949	$12,200	$27,731
Adjusted EBITDA as a % of Adjusted Gross Profit (1)	14.5%	35.0%	16.0%	38.0%
Gross Profit	$18,003	$20,317	$56,094	$58,000
Revenue	$37,584	$39,534	$114,301	$110,368
Gross Profit as a % of Revenue	47.9%	51.4%	49.1%	52.6%
Revenue	$37,584	$39,534	$114,301	$110,368
Adjusted Gross Profit (1)	$24,742	$25,545	$76,073	$72,995
Adjusted Gross Profit as a % of Revenue (1)	65.8%	64.6%	66.6%	66.1%
(1)
We use non-GAAP financial measures to help set budgets, establish operational goals, analyze financial results and performance, and make strategic decisions.
(2)
Includes incurred transaction-related expenses and costs related to strategic initiatives in the three and nine months ended September 30, 2021 which were suspended due to the COVID-19 pandemic. In the three and nine months ended September 30, 2022, included professional fees directly related to the Business Combination.
(3)
In connection with the Business Combination, a Seller's Earn-Out liability was recorded. The gain represents the decrease in fair value of the Seller's Earn-Out in the three and nine months ended September 30, 2022.
(4)
In connection with the Business Combination, a liability for warrants was recorded. The gain represents the decrease in fair value of the warrants in the three and nine months ended September 30, 2022.
(5)
On March 31, 2022, we deconsolidated SymetryML which resulted in a gain. Refer to Note 18 — SymetryML and SymetryML Holdings of our Condensed Consolidated Financial Statements, included elsewhere in this Form 10-Q, for more information.
(6)
On March 31, 2022, in connection with the deconsolidation of SymetryML, the SAFE Notes we performed a valuation of the SAFE notes on that date which resulted in a loss. Refer to Note 18 — SymetryML and SymetryML Holdings of our Condensed Consolidated Financial Statements, included elsewhere in this Form 10-Q, for more information.
(7)
On December 22, 2016, we closed a growth recapitalization transaction with H.I.G. Capital. The agreements related to fees paid to H.I.G. Capital were discontinued effective December 22, 2021, the closing date of the Business Combination.
(8)
Effective as of March 1, 2020, we effectuated a contribution of our SymetryML department into a new subsidiary, SymetryML, Inc. We periodically raised capital to fund Symetry operations by entering into Simple Agreement for Future Equity Notes (“SAFE Note”) with several parties. We viewed SymetryML operations as non-core, and did not fund future operational expenses incurred in excess of SAFE Note funding secured. Effective March 31, 2022, we no longer consolidate SymetryML. Refer to Note 18 — SymetryML and SymetryML Holdings of our Condensed Consolidated Financial Statements, included elsewhere in this Form 10-Q, for more information.

Liquidity and Capital Resources

Our business requires substantial amounts of cash for operating activities, including salaries and wages paid to our employees, development expenses, general and administrative expenses, and others. As of September 30, 2022, we had $67.8 million in cash and cash equivalents.

As of September 30, 2022, our working capital was $97.2 million. All amounts previously drawn on our Revolving Credit Facility, as defined below were re-paid in January 2022 and we do not anticipate a need to borrow on this facility in the immediate future. We believe we have sufficient sources of liquidity, including cash generated from operations as well as the capacity on the Revolving Credit Facility, to support our operating needs, capital requirements, and debt service requirements for the next twelve months.

The accompanying Condensed Consolidated Financial Statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

Our purchase commitments per our standard terms and conditions with our suppliers and vendors are cancellable in whole or in part with or without cause prior to delivery. If we terminate an order, we will have no liability beyond payment of any balances owing for goods or services delivered previously.

Silicon Valley Bank Revolver

On September 21, 2017, Legacy AdTheorent, as defined in Note 1 – Description of Business included in our Annual Report on Form 10-K for the year ended December 31, 2021, entered into a Loan and Security agreement (“Loan and Security Agreement”) with Silicon Valley Bank (“SVB”). The original Loan and Security Agreement consisted of a revolving line (“SVB Revolver”) and letters of credit (“Letters of Credit”). The SVB Revolver is available on demand and accrues interest at Prime (as defined in the Loan and Security Agreement) plus 2.5% and interest shall be payable monthly. The borrowing base of the SVB Revolver is 80.0% of the Company’s eligible accounts receivable. Upon expiration, all outstanding principal and interest are due. The collections of our accounts receivable are applied to the outstanding loan balance daily.

Since the inception of the Loan and Security Agreement, Legacy AdTheorent has entered into several amendments, primarily to extend the term of the agreement. On December 22, 2021, we entered into a senior secured credit facilities credit agreement (the “Senior Secured Agreement”) with SVB. The Senior Secured Agreement allows us to borrow up to $40.0 million in a revolving credit facility ("Revolving Credit Facility"), including a $10.0 million sub-limit for letters of credit and a swing line sub-limit of $10.0 million. The Revolving Credit Facility commitment termination date is December 22, 2026. We accounted for the Senior Secured Agreement as a debt modification.

In accordance with the Senior Secured Agreement there are two types of revolving loan, either a Secured Overnight Financing Rate Loan (“SOFR Loan”) loan or an ABR Alternate Base Rate Loan (“ABR Loan”). The revolving loans may from time to time be SOFR Loans or ABR Loans, as determined by the Company. Interest shall be payable quarterly based on the type of loan.

a)
Each SOFR Loan bears interest for each day at a rate per annum equal to Adjusted Term SOFR, as defined in the Senior Secured Agreement, plus the Applicable Margin, as defined in the Senior Secured Agreement. The Applicable Margin can vary between 2.00% and 2.50% based on the leverage ratio of the Company.
b)
Each ABR Loan (including any swingline loan) bears interest at a rate per annum equal to the highest of the Prime Rate in effect on such day, the Federal Funds Effective Rate in effect on such day plus 0.50%, and the Adjusted Term SOFR, as defined in the Senior Secured Agreement, for a one-month tenor in effect on such day plus 1.00% (“ABR”); plus the Applicable Margin, as defined in the Senior Secured Agreement. The Applicable Margin can vary between 1.00% and 1.50% based on the leverage ratio of the Company.

In addition, the Senior Secured Agreement has a commitment fee in relation to the non-use of available funds ranging from 0.25% to 0.35% per annum based on the leverage ratio of the Company.

All obligations under the Senior Secured Agreement are secured by a first priority lien on substantially all assets of the Company.

We are subject to customary representations, warranties, and covenants. The Senior Secured Agreement requires that the Company meet certain financial and non-financial covenants which include, but are not limited to, (i) delivering audited consolidated financial statements to the lender within 90 days after year-end commencing with the fiscal year ending December 31, 2022 financial statements, (ii) delivering unaudited quarterly consolidated financial statements within 45 days after each fiscal quarter, commencing with the quarterly period ending on March 31, 2022 and (iii) maintaining certain leverage ratios and liquidity coverage ratios. As of September 30, 2022, we were in full compliance with the terms of the Senior Secured Agreement.

As of September 30, 2022, we had one letter of credit for approximately $1.0 million and no amounts were drawn on the Revolving Credit Facility.

Cash Flows

Days payable outstanding (“DPO”) is calculated by dividing the average accounts payable for the period presented by the expense activity classified as platform operations less allocated costs of our personnel and allocated depreciation and amortization for the periods presented multiplied by the number of days in the period. We are generally contractually required to pay suppliers of advertising inventory and data within a negotiated period of time, regardless of whether our customers pay on time, or at all. While we attempt to negotiate long payment periods with our suppliers and shorter periods from our customers, it is not always successful. As a result, our accounts payable are often due on shorter cycles than our accounts receivables, requiring us to remit payments from our own funds, and accept the risk of bad debt. Our standard payment terms range from 30 to 60 days.

Days sales outstanding ("DSO") is calculated by dividing average accounts receivable for the period by revenue recorded for the period multiplied by the number of days in the period. Our standard payment terms range from 30 to 60 days. For the periods presented, our DSO has exceeded the standard payment terms of customers, because like many companies in our industry, we often experience slow payment by advertising agencies, such that advertising agencies typically collect payment from their customers before remitting payment to us. We evaluate the creditworthiness of customers on a regular basis.

Accounts receivable are recorded at the invoiced amount, are unsecured, and do not bear interest. The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. We individually review all balances that exceed 90 days from the invoice date and assesses for provisions for doubtful accounts based on an assessment of the balance that will not be collected. Factors considered include the aging of the receivable, historical write off experience, the creditworthiness of each agency customer, and general economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is remote.

We expect to continue generating strong positive cash flows as we scale our operations.

The following table summarizes our cash flows for the periods indicated:

	Nine Months Ended September 30,
	2022	2021
	(in thousands)
Net cash provided by operating activities	$8,439	$8,285
Net cash used in investing activities	$(2,388)	$(1,731)
Net cash used in financing activities	$(38,302)	$(576)

Operating Activities

Net cash provided by operating activities increased $0.2 million for the nine months ended September 30, 2022 as compared to the nine months ended September 30, 2021. The increase was primarily due to the following:

•
Cash collected for revenue increased $8.3 million.
•
Decrease in cash paid for rent and lease termination fees $6.2 million.
•
Decrease in cash paid for income taxes of $3.8 million.
•
Decrease in cash paid for interest of $1.7 million.

Offsetting decreases in operating cash included the following:

•
Increase in cash paid for employee expenses primarily due to the increase in headcount of $8.9 million.
•
Increase in cash paid for insurance premiums of $3.2 million primarily related to being a newly public company.
•
Increase in cash paid for software costs of $2.2 million.
•
Increase in cash paid for professional services of $1.5 million related to being a newly public company including increased audit, consulting, and legal fees.
•
Increase in cash paid for sales and marketing costs of $1.4 million primarily due to a one-time marketing event in the 2022 period, as well as an increase in overall sales and marketing spend.
•
Increase in cash paid for hosting costs of $1.4 million related to volume driven increases.

•
Increase in cash paid related to campaign costs of $1.3 million.
•
Timing differences of certain payments and collections. DPO decreased 5.7% to 50 days for the nine months ended September 30, 2022 from 53 days for the nine months ended September 30, 2021 and DSO increased 7.5% to 100 days for the nine months ended September 30, 2022 from 93 days for the nine months ended September 30, 2021.

Investing Activities

Net cash used in investing activities during the nine months ended September 30, 2022 was $2.4 million, primarily consisting of capitalized software development costs of $2.0 million.

Net cash used in investing activities during the nine months ended September 30, 2021 was $1.7 million, primarily consisting of capitalized software development costs of $1.6 million.

We expect to continue capitalizing software and purchasing property and equipment as we expand our operations.

Financing Activities

Net cash used in financing activities during the nine months ended September 30, 2022 was $38.3 million, consisting primarily of the re-payment of revolver borrowings of $39.0 million. We also paid cash for restricted stock withheld for taxes of $0.2 million. Offsetting these payments were proceeds related to the SymetryML issuance of preferred stock of $0.4 million, cash received from stock option exercises of $0.3 million, and proceeds from the SAFE Notes of $0.2 million.

Net cash used in financing activities during the nine months ended September 30, 2021 was $0.6 million, consisting of a term loan payment of $1.8 million and offsetting proceeds from SAFE Notes of $1.2 million.

Critical Accounting Policies and Significant Estimates

Our Condensed Consolidated Financial Statements have been prepared in accordance with GAAP. Preparation of the financial statements requires our management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. We consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on our Condensed Consolidated Financial Statements. We believe that our policies for revenue recognition, equity-based compensation, software development costs, goodwill, and long-lived asset recoverability have the greatest potential impact on our Condensed Consolidated Financial Statements and are therefore considered our critical accounting policies and estimates.

During the nine months ended September 30, 2022, there were no changes in our critical accounting policies or estimates. See Note 2 — Summary of Significant Accounting Policies, of the Condensed Consolidated Financial Statements included elsewhere in this Report and in our Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC, for additional information regarding our critical accounting policies.

Item 3. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures: We maintain disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that the information required to be disclosed by us in the reports filed or submitted by us under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurances of achieving the desired controls.

As of September 30, 2022, we carried out an evaluation, under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures defined above. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2022, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting: There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

From time to time, we are made aware of legal allegations arising in the ordinary course of our business. We are not currently a party to any actions, claims, suits or other legal proceedings the outcome of which, if determined adversely to AdTheorent, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition.

Item 1A. Risk Factors

As of the date of this Quarterly Report, other than the below, there have not been any material changes to the information related to the ITEM 1A. “Risk Factors” disclosure in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Our business involves significant risks. You should carefully consider the risks and uncertainties described in our Annual Report, together with all of the other information in this Quarterly Report on Form 10-Q, as well as our audited consolidated financial statements and related notes as disclosed in our Annual Report. The risks and uncertainties described below and in our Annual Report are not the only ones we face. Additional risk and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects as well as our ability to accomplish our strategic objectives. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

We may experience fluctuations in our operating results, which could make our future operating results difficult to predict or cause our operating results to fall below securities analysts’ and investors’ expectations.

Our business is changing and evolving rapidly. Our quarterly and annual operating results have fluctuated in the past, and we expect that our future operating results will fluctuate due to a variety of factors, many of which are beyond our control. Period- to-period comparisons of our historical operating results should not be relied upon as an indication of our future performance.

The macroeconomic environment continues to evolve as a result of the COVID-19 pandemic, inflationary pressures, recessionary fears and the ongoing conflict in Ukraine. Our business is dependent on advertising spending, which is susceptible to changes in macroeconomic conditions, such as growing inflation, rising interest rates, recessionary fears, and economic uncertainty. Sustained or worsening inflation or an economic downturn may result in reduced advertising spending, and a decrease in our active customer growth which could adversely impact our profitability and cash flows. It is also difficult to predict the impact of a post- pandemic recovery on our business and operating results.

In addition, factors that may cause our operating results to fluctuate include the following:

•
changes in demand for our platform and services, including those related to the seasonal nature of customers’ spending on digital advertising campaigns;
•
changes in our pricing policies, the pricing policies of competitors and the pricing or availability of inventory, data or other third-party services;
•
changes in our customer base, platform and service offerings;
•
the addition or loss of advertising agencies and marketers as customers;
•
changes in advertising budget allocations, agency affiliations or marketing strategies;
•
changes to our channel mix (including, for example, changes in demand for CTV);

•
changes and uncertainty in the regulatory and business environment for us or our customers (for example, when Apple or Google change policies for their operating systems and browsers, respectively);
•
changes in the economic prospects of marketers or the economy generally (due to COVID-19 or otherwise), which could alter marketers’ spending priorities, or could increase the time or costs required to complete advertising inventory sales;
•
changes in the availability of advertising inventory or in the cost of reaching end consumers through digital advertising;
•
disruptions or outages on our platform;
•
the introduction of new technologies or offerings by competitors;
•
changes in our capital expenditures as it acquires the hardware, equipment and other assets required to support our business;
•
the length and unpredictability of our sales cycle;
•
costs related to acquisitions of businesses or technologies, or employee recruiting; and
•
shifting views and behaviors of consumers concerning use of data.

Based upon the factors above and others beyond our control, we have a limited ability to forecast our future revenue, costs and expenses. As a result, our operating results may, from time to time, fall below our estimates or the expectations of securities analysts and investors and adversely affect the price of our Common Stock.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

Exhibit	Description
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ADTHEORENT HOLDING COMPANY, INC.

	By:	/s/ James Lawson
James Lawson
Chief Executive Officer and Director
(principal executive officer)
Date: November 10, 2022

	By:	/s/ Chuck Jordan
Chuck Jordan
Chief Financial Officer
(principal financial and accounting officer)
Date: November 10, 2022

Exhibit 31.1

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James Lawson, certify that:

1.
I have reviewed this Form 10-Q of AdTheorent Holding Company, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2022	By:	/s/ James Lawson
James Lawson
Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION PURSUANT TO

RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,

AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Chuck Jordan, certify that:

1.
I have reviewed this Form 10-Q of AdTheorent Holding Company, Inc.;
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c)
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5.
The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: November 10, 2022	By:	/s/ Chuck Jordan
Chuck Jordan
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of AdTheorent Holding Company, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: November 10, 2022	By:	/s/ James Lawson
James Lawson
Chief Executive Officer and Director

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of AdTheorent Holding Company, Inc. (the “Company”) on Form 10-Q for the period ending September 30, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)
The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: November 10, 2022	By:	/s/ Chuck Jordan
Chuck Jordan
Chief Financial Officer